

June 26, 2013

Dennis B. Story
Executive Vice President, CFO and Treasurer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, GA 30339

      Re: **Manhattan Associates, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 22, 2013
                Form 8-K filed January 29, 2013
                File No. 000-23999

Dear Mr. Story:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Patrick Gilmore

                      Patrick Gilmore
                      Accounting Branch Chief